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                                                      Filed Pursuant to Rule 425
                                                      Filer: Styleclick.com Inc.
                                                Subject Company: Styleclick Inc.
                                      Registration Statement File No.: 333-33194

Investors and security holders are urged to read the proxy statement/prospectus regarding the business combination transaction referenced in the following information included in the Registration Statement on Form S-4 filed by Styleclick Inc. with the Securities and Exchange Commission (Registration No. 333-33194) because it contains important information. Investors and security holders may obtain a free copy of the proxy statement/prospectus on the SEC's website (www.sec.gov) or upon request by contacting our proxy solicitor, MacKenzie Partners, Inc., at (800) 322-2885 (toll-free) or (212) 929-5500 (call collect). In addition, the identity of the people who, under SEC rules, may be considered "participants in the solicitation" of Styleclick shareholders in connection with the proposed merger, and a description of their ownership interests in Styleclick.com Inc., is available in an SEC filing under Schedule 14A made by USA Networks, Inc. on January 25, 2000 and available on the SEC's website(www.sec.gov).

                                      * * *

                               IMPORTANT REMINDER

July 12, 2000

Dear Styleclick.com Shareholder:

     Your  proxy  has  not  yet  been  received  for  the  Special   Meeting  of
shareholders to be held on Wednesday, July 26, 2000. No matter how many shares you own, your vote is important.

     We urge you to read the proxy statement previously mailed to you because it contains important information. Complimentary copies of the proxy statement can be obtained at the SEC web site at www.sec.gov by contacting our proxy solicitor, MacKenzie Partners, Inc. at (800) 322-2885 (toll-free) or (212) 929-5500 (call collect). Information concerning the participants in the solicitation may be obtained from the proxy statement.

     As detailed in the proxy statement, we are seeking your vote to approve the merger of Styleclick.com with USA Networks' Internet Shopping Network. The new company will be named Styleclick, Inc.

     Under  the  terms  of  the  merger  agreement,   each  share  of  currently
outstanding Styleclick.com common stock will be converted into the right to receive one share of Class A common stock of the new company, Styleclick, Inc.

     The Board of Directors has unanimously approved the merger agreement and encourages you to vote your shares promptly.

     We encourage you to read carefully the proxy statement and to vote FOR the merger using the enclosed duplicate proxy form. You may also vote by telephone or over the Internet. Simply follow the instructions included on the reverse side of this letter.

     Please vote your proxy today in order to avoid the expense of future mailings and solicitations. Remember approval of the merger agreement requires a majority of the outstanding shares.

     If you need another copy of the Proxy Statement or have any questions, please contact our proxy solicitor, MacKenzie Partners, Inc., at either of the telephone numbers listed above


                                                        Sincerely,


                                                        Barry Hall
                                                        Chief Financial Officer

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                      INSTRUCTIONS FOR VOTING BY TELEPHONE

     Using a touch-tone phone, call the 800 telephone number located in the upper left of the enclosed proxy.

     Use your 12-digit control number, which is located above Proposal 1 to access the voting menu.

     Follow the recorded instructions


                    INSTRUCTIONS FOR VOTING VIA THE INTERNET

     Contact www.PROXYVOTE.com.

     Use your 12-digit control number, which is located above Proposal 1 to access the voting screen.



                If you have any questions, or need assistance in

                  voting your shares, please contact our proxy

                     solicitor, MacKenzie Partners, Inc. at

                         (800) 322 - 2885 (toll-free) or

                        (212) 929 - 5500 (call collect).